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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                       ARV Assisted Living, Inc.
                       -------------------------
                           (Name of Company)

                      Common Stock, No Par Value
                      --------------------------
                    (Title of Class of Securities)

                               00204C107
                              -----------
                            (CUSIP Number)


                          Lorenzo Lorenzotti
                    Prometheus Assisted Living LLC
              Lazard Freres Real Estate Investors L.L.C.
                   30 Rockefeller Plaza, 63rd Floor
                          New York, NY 10020
                            (212) 632-6000

                            with a copy to:

                          Kevin Grehan, Esq.
                        Cravath, Swaine & Moore
                           825 Eighth Avenue
                          New York, NY 10019
                            (212) 474-1490

            ----------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             July 14, 1997
                             -------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     SCHEDULE 13D



CUSIP No. 00204C107             Page  2   of  11  Pages
         -------------              -----    ----
------------------------        ------------------------


1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                Prometheus Assisted Living LLC
---------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
                                                      (b)  x
---------------------------------------------------------------------
     SEC USE ONLY
---------------------------------------------------------------------
4    SOURCE OF FUNDS*
                   AF
---------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)             [ ]
---------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
---------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
    SHARES              9,653,325
 BENEFICIALLY      --------------------------------------------------
 OWNED BY EACH     8    SHARED VOTING POWER
  REPORTING             -0-
 PERSON WITH       --------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                        9,653,325
                   --------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
---------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,653,325 shares of Common Stock*

     *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
     CERTAIN SHARES*
---------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.98%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          OO
---------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D


CUSIP No. 00204C107             Page  3   of  11  Pages
         -----------                -----    ----
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

          Lazard Freres Real Estate Investors L.L.C.
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) x
---------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------
 4   SOURCE OF FUNDS*
       WC, BK
---------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]
---------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York
---------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES                   9,653,325
BENEFICIALLY       --------------------------------------------------
OWNED BY EACH       8    SHARED VOTING POWER
  REPORTING                 -0-
 PERSON WITH       --------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                            9,653,325
                   --------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                            -0-
---------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,653,325 shares of Common Stock*

     *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
     CERTAIN SHARES*
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       49.98%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
---------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Company

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value (the "Common Stock"), of ARV Assisted Living, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 245 Fischer Avenue, Suite D-1; Costa Mesa, California 92626.


Item 2.  Identity and Background

          (a), (b), (c) and (f). This Statement is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus") and Lazard Freres Real Estate Investors L.L.C. ("LFREI"; collectively, with Prometheus, the "Reporting Persons"). The principal business offices of the Reporting Persons are at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          LFREI, a New York limited liability company, is the sole member of Prometheus. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein. Each person listed on such Schedule 1 is a citizen of the United States.

          (d) and (e). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The funds for this transaction are to be made available to Prometheus through LFREI. LFREI will obtain funds from capital subscriptions from its partners and from bank financing.

Item 4.  Purpose of Transaction

         The shares of Common Stock that are the subject of this Statement are to be acquired from the Company pursuant to the Stock Purchase Agreement dated July 14, 1997, as amended July 20, 1997 and July 22, 1997 (such agreement, as so amended, the "Stock Purchase Agreement"), among the Company, Prometheus and LFREI. While Prometheus has not obtained actual, record ownership of all the shares of Common Stock reported by this Statement, Prometheus may be deemed to have acquired beneficial ownership of the shares of Common Stock reported herein upon the signing of the Stock Purchase Agreement as a result of Prometheus' binding commitment to acquire the shares of Common Stock in accordance with the Stock Purchase Agreement, subject to only limited conditions.

         Subject to the terms and conditions of the Stock Purchase Agreement, the Company will sell to Prometheus up to 9,653,325 shares of Common Stock at a purchase price of $14 per share (the "Transaction"), representing an aggregate investment in the Company of $135,146,550 (the "Total Equity Commitment"). Proceeds from the sale of the shares are to be used by the Company to continue to implement its acquisition and development plans, to strengthen its systems and operations and to expand its services in assisted living facilities throughout the United States.

         The Transaction will be consummated in three or more stages. On July 23, 1997, the Company sold to Prometheus 1,921,012 shares of Common Stock at a purchase price of $14 per share, representing an aggregate investment of $26,894,168 (the "Initial Closing"). The shares acquired by Prometheus at the Initial Closing represent approximately 19.9% of the currently outstanding Common Stock. Following the Initial Closing, the Company will seek stockholder approval of the Transaction ("Stockholder Approval") at a special meeting of stockholders expected to be held in or around October 1997. Upon Stockholder Approval, the Company will sell to Prometheus 3,078,988 shares (the "Second Closing"). After the Second Closing, from time to time as determined by the Company (but in any event on or before the earlier of eighteen months after the Stockholder Approval and June 30, 1999), the Company will sell to Prometheus an aggregate of 4,653,325 shares at one or more subsequent closings (each a "Subsequent Closing"). Upon Prometheus acquiring all of the shares of Common Stock that the Company may sell pursuant to the Stock Purchase Agreement, Prometheus will own approximately 49.9% of the outstanding Common Stock, based upon the number of shares of Common Stock outstanding on March 31, 1997.

         The Initial Closing was subject to various conditions, including (i) the option of Prometheus to terminate the transaction prior to completion of its due diligence and (ii) the satisfaction of various customary closing conditions.

         The Second Closing will be subject to various conditions, including (i) Stockholder Approval,
(ii) amendment of the Company's charter to allow expansion of the Board of Directors of the Company (the "Board"),
(iii) amendment of the Company's by-laws to require a supermajority vote of the Board for all actions taken by the Board and to require Board approval for specific actions as provided in the Stock Purchase Agreement and (iv) the satisfaction by the Company of three conditions relating to certain limited operations of the Company. The Second Closing and each Subsequent Closing will also be subject to satisfaction of various customary closing conditions.

         In the event that (i) the Board shall have not recommended stockholder approval of the Transaction (or shall have withdrawn or modified such a recommendation) and the Company's stockholders shall have failed for any reason (other than as a result of breach by Prometheus of any of its material obligations under the Stock Purchase Agreement) to approve the same by the requisite vote at the Company's stockholders' meeting, (ii) the Company shall have failed to duly convene such stockholders' meeting on or prior to December 31, 1997 or (iii) the Board shall have not recommended stockholder approval of the Transaction (or shall have withdrawn or modified such a recommendation) and the Second Closing has not occurred on or before January 31, 1998 (other than as a result of certain actions of Prometheus), then the Company shall make payment to Prometheus (1) of certain of its expenses incurred in connection with the Transaction, (2) $6,000,000 as an adjustment to the purchase price of the shares acquired in the Initial Closing and (3) a breakup fee in the amount equal to $7,000,000. Alternatively, if the Board shall have recommended stockholder approval of the Transaction (and not withdrawn or modified such a recommendation) and either
(i) the Company's stockholders shall have failed for any reason (other than as a result of Prometheus' breach of any of its material obligations under the Stock Purchase Agreement) to approve the same or (ii) the Second Closing has not occurred on or before January 31, 1998 (other than as a result of certain actions of Prometheus) then the Company shall make payment to Prometheus (1) of certain of its expenses incurred in connection with the Transaction and
(2) $8,650,000 as an adjustment to the purchase price of the shares acquired in the Initial Closing. If the Transaction does not close as the result of the Company's knowing and wilful breach of a material representation, warranty or covenant (and Prometheus is not in breach of any of its material obligations), the Company shall make payment (1) of certain of its expenses incurred in connection with the

Transaction and (2) $13,000,000 as both an adjustment to the purchase price of the shares acquired in the Initial Closing and as a breakup fee.

         The foregoing discussion of the Stock Purchase Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached as Exhibits 1 through 3 and is incorporated by reference herein. See also
Item 6.


Item 5.  Interest in Securities of the Company

         (a) As of the date of this Statement, Prometheus has beneficial ownership of 9,653,325 shares, assuming consummation of the sale by the Company of all shares issuable pursuant to the Stock Purchase Agreement. Such shares would represent 49.9% of the issued and outstanding shares of the Company as of March 31, 1997. LFREI has no ownership interest in the Company beyond its interest in Prometheus.

         (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Statement, subject to the terms of the Stockholders
Agreement described in Item 6.

         (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other parties listed on Schedule 1 have acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

         (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Statement.

         (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Company.

         Concurrently with the execution of the Stock
Purchase Agreement, LFREI, Prometheus and the Company entered into a stockholders agreement (the "Stockholders
Agreement"), Prometheus and the Company entered into a registration rights agreement (the "Registration Rights
Agreement") and Prometheus, LFREI and certain individuals entered into a stockholders' voting agreement (the
"Stockholders' Voting Agreement").

         The Stockholders Agreement contemplates that the Company will amend its by-laws and take all action necessary to cause the Board to be structured to consist of eleven members, of which four members will be designees of Prometheus (at least one in each class of the Board) (the "Investor Nominees") and the Company and Prometheus will take all actions necessary to cause such nominees to become members of the Board as soon as practicable after Stockholder Approval. The Stockholders Agreement provides that Prometheus shall thereafter have on the Board a number of representatives equal to a percentage of the total number of members of the Board that is equal to the percentage of Common Stock beneficially owned by Prometheus; provided, however, that (i) if Prometheus would be entitled to a fractional number of representatives, it shall instead be entitled to a number of representatives equal to the next higher number, (ii) in no event shall Prometheus be entitled to more than four representatives and (iii) after the occurrence of certain specified termination events (each of which is a "Termination Event"), Prometheus shall not be entitled to any representatives on the Board of Directors. The amended by-laws will further provide that the Board will consist of classes of directors, with each class consisting of at least one director who is not affiliated with the Company and one Investor Nominee.

         During a standstill period of three years (which period is subject to early termination in certain circumstances), Prometheus, LFREI and their controlled affiliates will be subject to certain limitations and restrictions relating to, among other matters:
(a) acquisitions of additional shares of Common Stock (generally limiting Prometheus to beneficially owning no more than 49.9% of the shares of Common Stock on an adjusted fully diluted basis), (b) acting in concert with others by becoming a member of a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934 and the rules promulgated thereunder, (c) soliciting, encouraging or proposing certain significant transactions involving the Company, (d) soliciting, initiating, encouraging or participating in the solicitation of proxies in connection with any election contest involving the Board or initiating or proposing or participating in or encouraging the making of, or soliciting stockholder approval of, any stockholder proposal, (e) seeking representation on the Board other than as contemplated by the Stockholders Agreement and
(f) requesting any waiver of the foregoing restrictions.

         For a period of two years after Stockholder
Approval or, if earlier, until a Termination Event, Prometheus may not sell any shares of Common Stock except
(a) in transactions pursuant to Rule 144 under the Securities Act of 1933, (b) transfers to one or more controlled affiliates who agree to be bound by the terms and conditions of the Stockholders Agreement, (c) negotiated transfers to third parties other than certain companies engaged in the business of operating assisted living facilities, (d) subject to certain conditions, to bona fide financial institutions for the purpose of securing bona fide indebtedness and (e) transfers pursuant to or in accordance with the Registration Rights Agreement.

         Under the terms of the Stockholders Agreement, Prometheus, LFREI and certain of their affiliates shall be restricted from owning any equity interest in any public or private company engaged primarily in the assisted living business in the United States without the consent of 75% of the directors of the Company, excluding those nominated by Prometheus.

         Pursuant to the Registration Rights Agreement, the Company has granted Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and has also granted Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Company for its own account.

         Pursuant to the Stockholders' Voting Agreement, the following stockholders of the Company have agreed to vote for the Transaction and for the election of Directors as provided for in the Stockholders Agreement: Gary L.
Davidson, Davidson Family Partnership, Gary L. Davidson
Funded Revocable Living Trust, John A. Booty, Booty-Jones
Family Partnership, Booty Family Trust, Karen A. Booty
Charitable Remainder Trust, John A. Booty Charitable
Remainder Unitrust, David P. Collins, D&V Collins Family
Limited Partnership, Collins Family Community Property
Trust, David P. Collins Annuity Trust and Graham P. Espley-
Jones.

         All references to the Stock Purchase Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Stockholders' Voting Agreement and the Amendments to By-Laws are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.


Item 7.  Material to be Filed as Exhibits

     Exhibit 1:   Stock Purchase Agreement dated as of
                  July 14, 1997 among the Company, LFREI
                  and Prometheus

     Exhibit 2:   Amendment to Stock Purchase Agreement
                  dated as of July 20, 1997 among the
                  Company, LFREI and Prometheus

     Exhibit 3:   Second Amendment to Stock Purchase
                  Agreement dated as of July 22, 1997
                  among the Company, LFREI and Prometheus

     Exhibit 4:   Stockholders Agreement dated as of
                  July 14, 1997 among the Company, LFREI
                  and Prometheus

     Exhibit 5:   Registration Rights Agreement dated as
                  of July 14, 1997 between the Company and Prometheus

     Exhibit 6:   Stockholders' Voting Agreement dated as
                  of July 14, 1997 between Prometheus,
                  Lazard Freres Real Estate Investors
                  L.L.C. and certain stockholders listed
                  therein

     Exhibit 7:   Amendments to By-laws of the Company



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  PROMETHEUS ASSISTED LIVING LLC

                   by   Lazard Freres Real Estate
                        Investors L.L.C., as sole member,

                          by  /s/  Anthony E. Meyer
                            -------------------------------
                            Name:  Anthony E. Meyer
                            Title: Chief Investment Officer


                  LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                    by  /s/  Anthony E. Meyer
                      ------------------------------
                      Name:  Anthony E. Meyer
                      Title: Chief Investment Officer

                                                SCHEDULE 1


         Officers of Lazard Freres Real Estate Investors L.L.C.
The business address for each of the following persons is 30
Rockefeller Plaza, 63rd Floor, New York, NY 10020.




      Name                   Present and Principal Occupation

Arthur P. Solomon            Chairman and Managing Director of
                             LFREI; Director of American
                             Apartment Communities II, Inc.
                             and Atlantic American Properties
                             Trust
Anthony E. Meyer             Senior Vice President and
                             Managing Director of LFREI;
                             Member of partnership committee
                             of DP Operating Partnership LP
Robert P. Freeman            President and Managing Director
                             of LFREI; Director of American
                             Apartment Communities II, Inc.,
                             Commonwealth Atlantic Properties
                             Inc. and Atlantic American
                             Properties Trust
Klaus P. Kretschmann         Senior Vice President of LFREI;
                             Director American Apartment
                             Communities II, Inc.
Murry N. Gunty               Vice President of LFREI; Director
                             of Atlantic American Properties
                             Trust and Member of partnership
                             committee of DP Operating
                             Partnership LP
Thomas M. Mulroy             Vice President of LFREI
Lorenzo L. Lorenzotti        Secretary of LFREI
Kevin J. Reardon             Comptroller of LFREI